Filed Pursuant to Rule 433
Registration No. 333-135464
The issuer has filed a Market-Making Prospectus with the U.S. Securities and Exchange Commission (SEC) for the public offering of the issuer’s 7.50% senior notes due 2016, which closed on July 26, 2006. Goldman, Sachs & Co. is continuing to make a market in the senior notes pursuant to the Market-Making Prospectus. Before you invest in the issuer’s senior notes, you should read the Market-Making Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and an investment in its senior notes. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the Market-Making Prospectus if you so request by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant To Section 13 or 15 (d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported) — September 18, 2006

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
(Exact name of registrant as specified in its charter)

Bermuda	001-32938	98-0481737
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
43 Victoria Street
Hamilton HM 12, Bermuda
(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (441) 278-5400
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.
Item 9.01. Financial Statements and Exhibits.
SIGNATURES
EXHIBIT INDEX

Item 7.01. Regulation FD Disclosure.
On September 19, 2006, the Chief Executive Officer and the Chief Financial Officer of Allied World Assurance Company Holdings, Ltd (the “Company’’) will present the information about the Company described in the slides attached to this report as Exhibit 99.1 at the Fox-Pitt, Kelton “Bermuda in Boston” 2006 Conference (the “Conference”) and to various investors. Attached to this report as Exhibit 99.2 is the press release of the Company announcing its participation in the Conference. The slides set forth in Exhibit 99.1 and the press release are incorporated by reference herein. The information in Item 7.01 of this report is being furnished, not filed, pursuant to Regulation FD. Accordingly, the information in Item 7.01 of this report will not be incorporated by reference into any registration statement filed by the Company under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference. The furnishing of the information in this report is not intended to, and does not, constitute a determination or admission by the Company that the information in this report is material or complete, or that investors should consider this information before making an investment decision with respect to any security of the Company or any of its affiliates.
Safe Harbor for Forward-Looking Statements
Some of the statements in Exhibit 99.1 and the press release may contain forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 that involve inherent risks and uncertainties. Statements that are not historical facts, including statements that use terms such as “believes,” “anticipates,” “intends” or “expects” and that relate to our plans and objectives for future operations, are forward-looking statements. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion of such statements in these documents should not be considered as a representation by us or any other person that our objectives or plans will be achieved. These statements are based on current plans, estimates and expectations. Actual results may differ materially from those projected in such forward-looking statements and therefore you should not place undue reliance on them. A non-exclusive list of the important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the effects of competitors’ pricing policies, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products; (b) the effects of investigations into market practices, in particular insurance brokerage practices, together with any legal or regulatory proceedings, related settlements and industry reform or other changes arising therefrom; (c) the impact of acts of terrorism and acts of war; (d) greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than our underwriting, reserving or investment practices have anticipated; (e) increased competition due to an increase in capacity of property and casualty insurers or reinsurers; (f) the inability to obtain or maintain financial strength ratings by one or more of the company’s subsidiaries; (g) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (h) the company or one of its subsidiaries becoming subject to significant income taxes in the United States or elsewhere; (i) changes in regulations or tax laws applicable to the company, its subsidiaries, brokers or customers; (j) changes in the availability, cost or quality of reinsurance or retrocessional coverage; (k) loss of key personnel; (l) changes in general economic conditions, including inflation, foreign currency exchange rates, interest rates and other factors that could affect the company’s investment portfolio; and (m) such other risk factors as may be discussed in our most recent documents on file with the U.S. Securities and Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
Item 9.01. Financial Statements and Exhibits.
(c) Exhibits

Exhibit
Number	Description

99.1	Slides from presentation by management

99.2	Press release dated September 14, 2006

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Dated: September 18, 2006

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
By:	/s/ Wesley D. Dupont
Name:	Wesley D. Dupont
Title:	Senior Vice President & General Counsel

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Slides from presentation by management

99.2	Press release dated September 14, 2006

Exhibit 99.1
ALLIED WORLD ASSURANCE COMPANY Fox-Pitt Kelton Bermuda in Boston September 19, 2006

Forward Looking Statements & Safe Harbor This presentation contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are "forward-looking statements". In some cases, forward-looking statements can be identified by the use of forward- looking terminology such as "may," "might," "will," "should," "expect," "plan," "intend," "estimate," "anticipate," "believe," "predict," "potential" or "continue" or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this presentation are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this presentation will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward- looking statements in this presentation might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

Introduction Scott Carmilani President and Chief Executive Officer

Highlights Completed Initial Public Offering on July 11, 2006 Initial offering and green shoe provided company approximately $316 million in net proceeds Issued $500 million in senior notes on July 21, 2006 Replaced bank debt with 10 year / 7.5% senior notes A (Excellent) financial strength rating affirmed by A.M. Best Assigned A2 / Baa1 FSR (Bermuda and US Companies) and debt ratings by Moody's Assigned A- / BBB FSR and debt ratings by S&P Reported strong results in 2nd quarter 2006 Record gross premiums written of $518.3 million for 2nd quarter Record operating income return on average equity of 28.1% for 2nd quarter Combined ratio of 78.2% for 2nd quarter; 81.6% for first half of 2006 Net income of $102.4 million for 2nd quarter; $200.5 million for first half of 2006

The AWAC Franchise Diversified property and casualty insurer and reinsurer founded in 2001 Track record of independent, organic premium growth Diversified by mix of business and geography Stronger focus on direct insurance and casualty risks Opportunistic property and reinsurance book Well positioned to meet industry challenges Weather-related Legal and regulatory Strong capital base of $2.4 billion (June capital adjusted for IPO proceeds) Low cost operating structure Strong financial strength and debt ratings 2005 Casualty 41 Property 26 Casualty Re 23 Property Re 10 1st Qtr Bermuda 74 Europe 17 U.S. 9 Bermuda 74% Europe 17% U.S. 9% Diversified by Product Line Diversified by Underwriting Office 2005 Gross Premiums Written: $1,560mm Property Insurance 26% Casualty Reinsurance 23% Property Reinsurance 10% Casualty Insurance 41% 2005 Gross Premiums Written: $1,560mm

Growth of AWAC's Business Strong independent growth since founding 9.7% growth in 1st half 2006 Rigorous focus on profitable growth Strong existing relationships with distribution Made substantial investments to further expand distribution in the U.S. with offices in: Boston New York San Francisco Chicago Well-positioned to grow as market opportunities emerge 2002 2003 2004 2005 6/1/2005 6/1/2006 AWAC Premium 697 1253 1434 1538 926 1016.4 Lex Premium 226 321 274 22 21 0 923 1574 1708 1560 505.328 498.12 % Lex Premium 0.25 0.2 0.16 0.01 '02'05 CAGR AWAC 19.2% AWAC (Ex. Lex) 30.2 Gross Premiums Written ($ in millions)

2002 Casualty 382 Property 377 Casualty Re 123 Property Re 41 Flexibility to Allocate Capital Opportunistically Strong underwriting capabilities and expertise across products and geographies Ability to shift business mix Based on rate environment and profit potential As of December 2005, 64% casualty (36% property), 67% insurance (33% reinsurance) Product Line - 2002 2002 Gross Premiums Written : $923mm Property Insurance 41% Casualty Reinsurance 13% Property Reinsurance 5% Casualty Insurance 41% 2005 Casualty 41 Property 26 Casualty Re 23 Property Re 10 Product Line - 2005 2005 Gross Premiums Written : $1,560mm Property Insurance 26% Casualty Reinsurance 23% Property Reinsurance 10% Casualty Insurance 41%

AWAC Lexington Combined Ratio 2002 303 79 104.2 2003 577.1 101.9 97.2 2004 642.7 109.3 84.1 2005 625.3 7.7 87.5 6/1/2005 316 9 85.6 6/1/2006 330.49 0 82.7 Leading Specialty Casualty Player AWAC's Casualty Segment GPW ($ in millions) CAGR '02-'05 AWAC 18.3% AWAC (Ex. Lex) 27.3 STRENGTHS AND STRATEGY Emphasis on specialty excess lines Professional liability (44%) Excess casualty (46%) Healthcare (10%) Diversified risk portfolio by industry and geography Lead player in middle excess layers Ground-up underwriting approach is a key differentiator Results in preferred market position OUTLOOK Rates and returns remain attractive Less volatile pricing in lower layers

Leading Direct Property Writer AWAC's Property Segment General Property 60% Energy 40% AWAC Lexington Combined Ratio (ex. Cats) Combined Ratio (with Cats) 2002 230 147 82.6 82.6 2003 336.3 218.7 68.3 68.3 2004 383.2 164.8 81.6 113 2005 399 14 65.8 192.3 6/1/2005 219.4 12 80.5 80.5 6/1/2006 286.7 0 71.3 68.7 GPW ($ in millions) CAGR '02-'05 AWAC 3.1% AWAC (Ex. Lex) 20.2 * Excludes $105mm and $287mm cat losses in 2004 and 2005, respectively. STRENGTHS AND STRATEGY Leading direct writer of primary layer property insurance in Bermuda General property (60%) Energy (40%) Solely commercial accounts Opportunistic approach Limit line size and overall exposure Proven risk management expertise OUTLOOK Pricing continues to rise for catastrophe exposed risks as capacity diminishes Retention levels continue to increase * *

AWAC Combined Ratio (ex-Cats) Combined Ratio (with Cats) 2002 164 75.5 75.5 2003 340 82.5 82.5 2004 408 77.6 100.8 2005 514 84.6 137.5 6/1/2005 390.3 89.6 98.5 6/1/2006 399.2 85.4 84.4 Opportunistic Reinsurance Approach AWAC's Reinsurance Segment 1st Qtr Property 13 General Casualty 26 Professional Lines 29 International 11 Facultative Casualty 5 Property Catastrophe 16 General Casualty 26% Property Catastrophe 16% Professional Lines 29% GPW ($ in millions) International 11% Property 13% Facultative Casualty 5% CAGR '02-'05 AWAC 46.3% * Excludes $82mm and $245mm cat losses in 2004 and 2005, respectively. First half 2005 excludes $19.1mm of cat losses. STRENGTHS AND STRATEGY Targeted to represent no more than 30-35% of portfolio on a written basis Focused on E&S and specialty lines Complements insurance book Reduces concentration of risk Provides ability to react quickly to changing market conditions Only dedicated Bermuda casualty facultative operation OUTLOOK Hardening property market Professional liability and general casualty reinsurance terms and conditions stable. Pressure on underlying insurance pricing. 2005 GPW Breakdown

AWAC's Low-Cost Operating Model Low expense ratio compared to Bermuda peers Business mix results in lower acquisition ratio Flat, streamlined management structure Expense management culture retained from founders Outsourcing of selected functions to control expenses 2002 2003 2004 2005 Jun-06 All Bermuda Companies Average1 0.271 0.255 0.247 0.238 0.245 2001 Bermuda NewCo Average2 0.2865 0.265166667 0.260833333 0.257166667 0.284 AWAC 0.207 0.196 0.194 0.187 0.188 1 All Bermuda Companies Average includes Arch, Endurance, Aspen, Platinum, Montpelier, Axis, ACE, XL Capital, Everest Re, Partner Re, Renaissance Re, IPC, Max Re, and PXRE. 2 Class of 2001 Bermuda NewCo Average includes expense ratios for: Arch, Endurance, Aspen, Platinum, Montpelier, and Axis.

Catastrophe Risk Management - A Core Competency The AWAC Approach Analytical Tool: "GEPL" method Well-defined limits Business diversification Results consistent with RMS 6.0 2006 Actions Completed purchase of cat reinsurance treaty May 1 Account-by-account reduction in cat limits in insurance book Reduced aggregate zonal limits in reinsurance portfolio Focus on developing non- correlated risks AWAC Today Strong ratings Contained 2005 hurricane losses Further reduced aggregate exposures in 2006 Substantial cat cover through 5/1/07

Experienced Management and Underwriting Team Business Head's Years of Experience Number of Underwriters Casualty Insurance 20 43 Property Insurance 22 19 Reinsurance 36 14 Total 76 Name Title / Responsibility Years in Industry Scott Carmilani President and CEO 20 Joan Dillard Chief Financial Officer 22 G. William Davis EVP, Reinsurance Treaty Department 36 John Redmond President, AWAC Europe 32 Richard Jodoin President, AWAC US 34 Marshall Grossack SVP, Chief Corporate Actuary 22 Wesley Dupont General Counsel 4

Growth and Value Creation Capture premium growth through Flexible and dynamic underwriting franchises Enhancement of distribution relationships (program managers and brokers) Increased U.S. distribution through newly opened offices Greater geographic presence in Europe and the U.S. Further penetration of existing customer base Maintain price discipline - Top-line growth is important but not the only objective Maintain rigorous underwriting standards and risk management practices Drive operational excellence Claims management control Continue low-cost acquisition and operating expense structure Benefit from investment income momentum Underwriting cash flow from long-tail lines Higher new money rates

Financial Overview Joan Dillard Chief Financial Officer

Highlights From First Half 2006 Strong results across each business segment Growth in premium volume Rising pricing for catastrophe exposed risks Reduced catastrophe volatility and limited aggregate exposure Improved underwriting income Favorable prior year development No KRW development in 2006 Strong Investment income growth Strong cash flow Increase in interest rates Growth in invested asset base ($ in millions) YTD Jun-06 YTD Jun-05 % Change GPW $ 1,016 $ 947 7.3% NPW 798 759 5.2 NPE 614 656 (6.4) Underwriting Income 113 74 53.2 Net Investment Income 117 80 45.9 Net Operating Income $ 216 $ 146 48.4 Loss Ratio 62.8% 70.5% (7.7)pts Combined Ratio 81.6% 88.8% (7.2)pts NOTE: Percentages are based on actual figures, not based on rounded figures as shown.

2002 2003 2004 2005 6/1/2005 6/1/2006 AWAC Premium 697 1253 1434 1538 926 1016 Lex Premium 226 321 274 22 21 0 923 1574 1708 1560 505.328 498.12 % Lex Premium 0.25 0.2 0.16 0.01 Solid Underwriting Performance 2002 2003 2004 2005 Jun-05 Jun-06 Loss Ratio ex. CAT 0.701 0.653 0.625 0.639 0.675 0.628 Loss Ratio CAT 0 0 0.141 0.418 0.03 0 Expense Ratio 0.207 0.196 0.194 0.187 0.183 0.188 Underwriting Ratios Gross Premiums Written ($ in millions) 91% 85% 96% 124% '02'05 CAGR AWAC 19.2% AWAC (Ex. Lex) 30.2 89% 82% 3%

Investment Income Momentum Invested Assets1 ($bn) 2002 2003 2004 2005 Jun-06 Operating Cash flow 2.259471 3.3 4.27867 4.859826 5.310325 2002 2003 2004 2005 Jun-05 Jun-06 Net Investment Income 82 101 129 179 80.1 116.9 Net Investment Income ($mm) Paid Loss Ratio 1.0% 8.5% 15.3% 33.8% 41.9% Portfolio Yield 3.9% 3.7% 3.5% 3.9% 3.5% 4.3% 1 Invested assets includes cash.

Investment Philosophy and Portfolio Diversified, highly-rated, liquid fixed income portfolio Conservative strategy designed to preserve capital and generate consistent net investment income 99% of fixed income securities are investment grade Current book yield of 4.3% Average duration of 3.2 years Aggregate Invested Assets Mix As of June 30, 2006 6/30/06 Total: $5.3bn 2005 US Treasuries 2375542 MBS 1248140 Corporate Bonds 839861 Hedge Funds 234181 ABS 253476 Cash 237222 Non-US Sovereign 91384 High Yield Funds 30519 US Treasuries 45% Corporate Bonds 16% Hedge Funds 4% ABS 5% Cash 4% Non-US Sovereign 2% High Yield Funds <1% MBS 24%

Conservative Reserving Philosophy Reserves at upper end of range Net reserve redundancies in each of the last 3 years and in first half of 2006. Over 75% of reserves are IBNR Net Loss Reserves Mix at June 30, 2006 3/31/2006 IBNR Casualty 1495962 IBNR Reins 549085 OSLR Prop 348628 OSLR Reins 229277 OSLR Casualty 61210 IBNR Prop 134151 OSLR Prop 12% IBNR Casualty 53% OSLR Casualty 2% IBNR Reins 20% OSLR Reins 8% IBNR Prop 5% 6/30/06 Total: $2.82bn Minimum $2.23bn Mid-Point $2.60bn Maximum $2.98bn Carried Net Reserves = $2.82bn 2003 2004 2005 Jun-06 Property 50.2 18.4 71.8 9 Casualty 0 43.4 22.7 16 Reinsurance 6.6 17.8 17 4 Non-Catastrophe Reserves Redundancy ($mm) $57 $79 $112 Adequacy Range of Reserves at June 30, 2006 $29

Capital Structure Overview Common Equity (ex. AOCI) New Common Equity Bank Debt Senior Notes 2002 1620 0 2003 1908 0 2004 2105 0 2005 1446 500 Jun-06 1648 500 Jun-06 PF 1648 316 500 Debt / Capital 0.0% 0.0% 0.0% 25.7% 23.3% 20.3% Net Premium Leverage (Ex AOCI) 0.52x 0.71x 0.65x 0.85x 0.77x 0.64x $1,946 $2,148 $2,464

Strong Financial Position Prudent investment management strategy AA average invested asset rating 94% of ceded case reserves from counterparties rated "A" or better Founded in November 2001, not encumbered by pre-existing exposures Highly rated reinsurance partners No legacy liabilities Strong capitalization levels $2.4 billion pro forma as of June 30, 2006 Net positive reserve development in each of the last three years Conservative reserving practices Target debt / cap ratio of 20% by year end Pro forma NPW / equity of 0.64x Conservative financial leverage Low operating leverage

Conclusion Scott Carmilani President and Chief Executive Officer

Conclusion Strong underwriting franchises with established presence in attractive markets Flexible business model maximizes returns per unit of risk Conservative risk profile and proven risk management expertise Low-cost operating model Strong financial position and conservative balance sheet Strong financial strength and debt ratings Investment income momentum Experienced management and underwriting team Mid-to-high teens operating ROE, assuming normalized catastrophe activity

Non-GAAP Financial Measures In presenting the company's results, management has included and discussed in this press release certain non-GAAP financial measures within the meaning of Regulation G as promulgated by the U.S. Securities and Exchange Commission. Management believes that these non-GAAP measures, which may be defined differently by other companies, better explain the company's results of operations in a manner that allows for a more complete understanding of the underlying trends in the company's business. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP. "Operating income" is an internal performance measure used by the company in the management of its operations and represents after-tax operational results excluding, as applicable, net realized investment gains or losses and foreign exchange gains or losses. The company excludes net realized investment gains or losses and net foreign exchange gains or losses from its calculation of operating income because the amount of these gains or losses is heavily influenced by, and fluctuates in part, according to the availability of market opportunities. The company believes these amounts are largely independent of its business and underwriting process and including them may distort the analysis of trends in its insurance and reinsurance operations. In addition to presenting net income determined in accordance with GAAP, the company believes that showing operating income enables investors, analysts, rating agencies and other users of its financial information to more easily analyze the company's results of operations in a manner similar to how management analyzes the company's underlying business performance. Operating income should not be viewed as a substitute for GAAP net income. "Annualized return on average equity" (ROAE) is calculated using average equity, excluding the average after tax unrealized gains or losses on investments. Unrealized gains (losses) on investments are primarily the result of interest rate movements and the resultant impact on fixed income securities. Such gains (losses) are not related to management actions or operational performance, nor are they likely to be realized. Therefore, the company believes that excluding these unrealized gains (losses) provides a more consistent and useful measurement of operating performance, which supplements GAAP information. In calculating ROAE, the net income (loss) available to shareholders for the period is multiplied by the number of such periods in a calendar year in order to arrive at annualized net income (loss) available to shareholders. The company presents ROAE as a measure that is commonly recognized as a standard of performance by investors, analysts, rating agencies and other users of its financial information. Annualized operating return on average equity is calculated using 1) operating income (as defined above and annualized in the manner described for net income (loss) available to shareholders under ROAE above), and 2) average equity, excluding the average after tax unrealized gains or losses on investments. Unrealized gains (losses) are excluded from equity for the reasons outlined in the annualized return on average equity explanation above. See slide 25 for a reconciliation of net income to operating income and for a reconciliation of average equity.

Non-GAAP Financial Measures - Reconciliations Non-GAAP Financial Measures - Reconciliations Non-GAAP Financial Measures - Reconciliations

Exhibit 99.2
Allied World Assurance Company Holdings, Ltd to Participate in
Fox-Pitt, Kelton’s 2006 “Bermuda in Boston” Conference
HAMILTON, Bermuda, September 14, 2006 — Allied World Assurance Company Holdings, Ltd (NYSE: AWH) announced today that Scott Carmilani, President and Chief Executive Officer, and Joan Dillard, Senior Vice President and Chief Financial Officer, will participate in a panel discussion at Fox-Pitt, Kelton’s “Bermuda in Boston” Conference on Tuesday, September 19, 2006 at 1:30 p.m. (Eastern Time) at the Langham Hotel in Boston, Massachusetts.
A live webcast of the panel discussion will be made available through the “Investor Relations” section of the company’s website at www.awac.com, with a replay of the webcast available on the company’s website through October 20, 2006. The presentation materials used during the conference will also be available on the “Investor Relations” section of the website through October 20, 2006.
About Allied World Assurance Company
Allied World Assurance Company Holdings, Ltd, founded in November 2001, is one of Bermuda’s leading property and casualty insurers. The company, through its operating subsidiaries, offers property and casualty insurance and reinsurance on a worldwide basis. The principal operating subsidiaries of Allied World Assurance Company Holdings, Ltd have A (Excellent) ratings from A.M. Best Company and A- ratings from Standard & Poor’s. The company’s Bermuda and U.S. operating subsidiaries are rated A2 by Moody’s Investors Service.
For further information, please contact:

Investor Contact:	Media Contact:
Keith Lennox	Jamie Tully/Susan Burns
Allied World Assurance Company	Citigate Sard Verbinnen
212-635-5319	212-687-8080
keith.lennox@awac.com	jtully@sardverb.com
sburns@sardverb.com